                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                                (Amendment No. 1)*


                           EFI Electronics Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $.0001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   268428-20-8
                      -------------------------------------
                                 (CUSIP Number)

                             Richard G. Brown, Esq.
                      Kimball, Parr, Waddoups, Brown & Gee
                                 P.O. Box 11019
                            Salt Lake City, UT 84147
                            Telephone: (801) 532-7840
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 August 26, 1997
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)



If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                                                SEC 1746 (12-91)

                                   SCHEDULE 13D

-----------------------------                        ---------------------------
 CUSIP No.  268428-20-8                                PAGE    2  OF   36 PAGES
-----------------------------                        ---------------------------

--------------------------------------------------------------------------------
 1           NAME OF REPORTING PERSON
             S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSON
             Richard D. Clasen
--------------------------------------------------------------------------------
 2           CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*         (a) / /
                                                                       (b) / /

--------------------------------------------------------------------------------
 3           SEC USE ONLY

--------------------------------------------------------------------------------
 4           SOURCE OF FUNDS*
             Not applicable
--------------------------------------------------------------------------------
 5           CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
             TO ITEMS 2(d) or 2(e)                                     / /

--------------------------------------------------------------------------------
 6           CITIZENSHIP OR PLACE OF ORGANIZATION
             United States
--------------------------------------------------------------------------------
                          7         SOLE VOTING POWER
                                    234,051 (includes 50,000  shares  underlying
                                    currently exercisable options)
   NUMBER OF          ----------------------------------------------------------
     SHARES               8         SHARED VOTING POWER
  BENEFICIALLY                      123,748
   OWNED BY           ----------------------------------------------------------
      EACH                9         SOLE DISPOSITIVE POWER
   REPORTING                        234,051 (includes 50,000  shares  underlying
     PERSON                         currently exercisable options)
      WITH            ----------------------------------------------------------
                         10         SHARED DISPOSITIVE POWER
                                    123,748
--------------------------------------------------------------------------------
11 AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 357,799 (includes 50,000 shares underlying currently exercisable warrants)
--------------------------------------------------------------------------------
12           CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
             SHARES*                                              / /
--------------------------------------------------------------------------------
13           PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11
             6.7%
--------------------------------------------------------------------------------
14           TYPE OF REPORTING PERSON*
             IN
--------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!
                   INCLUDE   BOTH  SIDES  OF  THE  COVER  PAGE,
                 RESPONSES TO ITEMS 1-7  (INCLUDING  EXHIBITS) OF
                    THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

                                   SCHEDULE 13D

-----------------------------                        ---------------------------
 CUSIP No.  268428-20-8                                PAGE    3  OF   36 PAGES
-----------------------------                        ---------------------------

This Amendment No. 1 to Schedule 13D amends and supplements, and should be read in conjunction with, the Schedule 13D filed on October 7, 1996.

Item 1.  Security and Issuer

         No change.

Item 2.  Identity and Background

         No change.

Item 3.  Source and Amount of Funds or Other Consideration

         Not applicable.

Item 4.  Purpose of Transaction

               On August 26, 1997, the Issuer, the Reporting Person and Hubbell Incorporated, a Connecticut corporation ("Hubbell"), entered into an Agreement (the "Agreement") for the purchase of shares of the Common Stock by Hubbell from the Issuer. As part of the Agreement, the Reporting Person agreed that, for so long as Hubbell beneficially owns at least 10% of the Common Stock, Hubbell shall have a right of first refusal on any or all shares of the Common Stock beneficially owned by the Reporting Person which the Reporting Person or his estate proposes to sell or transfer. Such right of first refusal does not prohibit the Reporting Person (a) from transferring shares of the Common Stock without consideration for estate planning purposes, provided that any such transferee agrees in writing to be bound by the rights of first refusal with respect to subsequent transfers or (b) from selling in open market transactions not in excess of 100,000 shares of the Common Stock in any 90 day period.

               The Reporting Person reserves the right to purchase additional shares of the Common Stock or to dispose of shares of the Common Stock in the open market, in privately negotiated transactions or in any other lawful manner in the future. Except as described above, the Reporting Person presently has no plans or proposals which relate to or would result in any action enumerated in subparagraphs (a) through
          (j) of the instructions for Item 4 of Schedule 13d.

Item 5.  Interest in Securities of the Issuer

          (a) The aggregate number of shares of the Common Stock beneficially owned by the Reporting Person is 357,799 shares, which represents 6.7% of the outstanding shares of the Issuer.

          (b)      No change.

          (c)      See Item 4 above.

          (d)      No change.

          (e)      Not applicable.

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

          Of the shares of the Common Stock of which the Reporting Person has sole voting and dispositive power, 100,000 shares are pledged to the Issuer to secure the purchase price thereof.

                                   SCHEDULE 13D

-----------------------------                        ---------------------------
 CUSIP No.  268428-20-8                                PAGE    4  OF   36 PAGES
-----------------------------                        ---------------------------


               As part of the Agreement, the Reporting Person agreed that, for so long as Hubbell beneficially owns at least 10% of the Common Stock, Hubbell shall have a right of first refusal on any or all shares of the Common Stock beneficially owned by the Reporting Person, which the Reporting Person or his estate proposes to sell or transfer. Such right of first refusal does not prohibit the Reporting Person (a) from transferring shares of the Common Stock without consideration for estate planning purposes, provided that any such transferee agrees in writing to be bound by the rights of first refusal with respect to subsequent transfers or (b) from selling in open market transactions not in excess of 100,000 shares of the Common Stock in any 90 day period.

Item 7.  Material to Be Filed as Exhibits

                  Attached hereto as Exhibit A is a copy of the agreement.

                                   SCHEDULE 13D

-----------------------------                        ---------------------------
 CUSIP No.  268428-20-8                                PAGE    5  OF   36 PAGES
-----------------------------                        ---------------------------

                                    Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.





Date:  September 8, 1997                          /s/ R. D. Clasen
       -----------------                          -------------------
                                                  Richard D. Clasen

                                   SCHEDULE 13D

-----------------------------                        ---------------------------
 CUSIP No.  268428-20-8                                PAGE    6  OF   36 PAGES
-----------------------------                        ---------------------------

                                INDEX TO EXHIBITS


          Exhibit           Description
      ---------------       ----------------------------------------------------

             A              Agreement